EXHIBIT 12.1

BMB MUNAI, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three months ended September 30,		Six months ended September 30,
	2009	2008	2009	2008

Earnings:

Income before income taxes	$ 4,040,009	$ 9,830,026	$ 4,070,791	$ 23,151,349
Add: Fixed charges	1,145,331	1,132,799	2,293,378	2,268,641
Add: Amortisation of capitalized interest	-	14,317	-	59,646
Less: Interest capitalized	-	1,132,799	-	2,268,641

Total earnings	5,185,340	9,844,343	6,364,169	23,210,995

Fixed charges:

Interest expensed and capitalized	750,000	750,000	1,500,000	1,500,000
Amortized premiums, discounts, & bond costs	395,331	382,799	734,329	768,641

Total fixed charges	1,145,331	1,132,799	2,234,329	2,268,641

Ration of earnings to fixed charges	4.53	8.69	2.78	10.23